Exhibit 99.1

Realm Therapeutics plc

Recommended Acquisition of Realm Therapeutics plc by Essa Pharma Inc.; Posting of Scheme Document; Announcement of Annual General Meeting

Malvern, PA, 29 May 2019 – On 16 May 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM), announced that the Company had reached agreement with Essa Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) whereby the entire issued and outstanding capital of Realm will be acquired by Essa (the “Acquisition”). The Acquisition is to be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”) and is subject to the terms and conditions set out in the scheme document relating to the Acquisition (the “Scheme Document”). Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

The Scheme Document is being sent, or made available, to Realm Shareholders today, together with the Forms of Proxy for the Court Meeting and the General Meeting. The Scheme Document contains, amongst other things, a letter from the Chairman of Realm, the full terms and conditions of the Scheme and the Acquisition, an explanatory statement pursuant to section 897 of the Companies Act 2006, an expected timetable of principal events, Notices of the Court Meeting and the General Meeting and details of the actions to be taken by Realm Shareholders. The Scheme Document will be available on Realm’s website at www.realmtx.com today.

Realm Shareholder Meetings

As described in the Scheme Document, to become Effective the Scheme requires, among other things, the approval of the Realm Shareholders at the Court Meeting and the passing of the Resolution by the Realm Shareholders at the General Meeting. Both the Court Meeting and the General Meeting will be held at the offices of Realm’s solicitors, Cooley (UK) LLP at Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019, with the Court Meeting to commence at 10.30 a.m. (or, if later, as soon as the Realm Annual General Meeting has been concluded or adjourned) and the General Meeting to commence at 10.40 a.m. (or, if later, as soon as the Court Meeting has been concluded or adjourned). Notices of the Court Meeting and the General Meeting are set out in the Scheme Document. Additionally, the proposed revised Articles of Association of Realm (which address the Scheme and which are being proposed for adoption at the General Meeting) will be available on Realm’s website today.

Completion of the Acquisition also remains conditional on the satisfaction or waiver of the other Conditions set out in the Scheme Document and the approval of the Court.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Realm Shareholder opinion. Realm Shareholders are, therefore, strongly urged to complete, sign and return your Forms of Proxy, appoint a proxy electronically or submit a proxy vote via CREST. Holders of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares will receive instruction from the Company’s Depositary regarding how to cast their votes and are strongly encouraged to do so.

Timetable

The Scheme Document contains an expected timetable of principal events relating to the Scheme, a summary of which is also set out in the Appendix to this announcement. The Acquisition is expected to become Effective on 2 July 2019, subject to approval of Realm Shareholders and other closing conditions.

Conference Call to Discuss the Acquisition

The Company will host a conference call and audio webcast on 11 June 2019 at 10:00 a.m. EST / 3:00 p.m. London time to discuss the Acquisition. Executives of Essa will participate in the call. Instructions for accessing the call and audio webcast will be announced in due course.

Helpline for Realm Shareholders

A Realm Shareholder Helpline is available for Realm Shareholders on 0371 384 2050 (non-UK callers +44 121 415 0259). Lines are open from 8.30 a.m. to 5.30 p.m. Monday to Friday (except UK public holidays). Calls will be charged at the standard geographic rate and will vary by provider. International calls will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

Please note that the Realm Shareholder Helpline operators cannot provide advice on the merits of the Scheme nor give financial, tax, investment or legal advice.

ADS Holders may contact the Realm Depositary’s ADS shareholder services at +1-877-248-4237 (toll free within the US) or at +1-781-575-4555 (for international callers).

Realm Annual General Meeting

Realm further announces that notice of and the Form of Proxy for its Annual General Meeting is being sent, or made available, to Realm Shareholders today and will be available on Realm’s website at www.realmtx.com today. The Annual General Meeting will be held at the offices of Realm’s solicitors, Cooley (UK) LLP at Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019 at 10.00 a.m.

Realm’s Nasdaq Listing

Further to the Company’s announcement on 5 April 2019 in respect of the continued listing of the Company’s ADSs on Nasdaq, Realm attended a hearing before the Nasdaq Hearing Panel (the “Panel”) on 16 May 2019, at which time Realm requested a delay of any delisting action until 2 July 2019 to permit the completion of the Acquisition.   On 28 May 2019, Realm received written notice from the Panel that the request for continued listing until 2 July 2019 was granted. Should the Acquisition fail to complete on or before 2 July 2019, the Realm ADSs may be delisted from Nasdaq.

Resignation of directors

The Company announces that, as part of its winding down and cost reduction activities, Joseph William Birkett and Ivan Gergel have both resigned from the board of directors of the Company with effect from 31 May 2019. Mr. Birkett and Dr. Gergel are fully supportive of the Acquisition and, together with the other Realm Directors, have accepted responsibility for the information contained in the Scheme Document (other than information therein relating to Essa, the Essa Group and the Responsible Essa Director for which the Responsible Essa Director assumes responsibility).

Charles Spicer, Realm’s Chairman, said “We thank Bill and Ivan for their years of service and their many valuable contributions to Realm, as well as for their guidance through the strategic review process. We wish them all the best in the future.”

Form 6-K

The Company will today furnish a Form 6-K to the Securities and Exchange Commission (the “SEC”) which includes as exhibits: this announcement; the Scheme Document; Forms of Proxy for the Court Meeting and the General Meeting; Notice of the Annual General Meeting; the Form of Proxy for the Annual General Meeting; Depositary’s Notice of Annual General Meeting, Court Meeting and General Meeting of Realm Therapeutics plc; General Meeting, Court Meeting and General Meeting of Realm Therapeutics plc – Voting Instruction Card for ADS holders; and the proposed revised Articles of Association of the Company.  The Form 6-K and exhibits will be available on the SEC’s website at www.sec.gov and on Realm’s website at www.realmtx.com today.

All references to time in this announcement are to London time, unless otherwise noted.

Realm Contacts:

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside U.S.:  +44 (0) 20 3727 1000

U.S.:  +1 212 600 1902

Argot Partners	FTI Consulting
Stephanie Marks/Claudia Styslinger	Simon Conway
+1 212 600 1902	+44 (0) 20 3727 1000

Cooley (Legal adviser to Realm)

Ed Lukins	+44 207 556 4261
Josh Kaufman	+1 212 479 6495
Claire Keast-Butler	+44 207 556 4211

IMPORTANT NOTES

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the Acquisition.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely by the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Scheme. INVESTORS ARE ADVISED TO READ THE SCHEME DOCUMENT, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE CAREFULLY AND IN ITS ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE ACQUISITION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the Scheme Document at the Securities and Exchange Commission’s website at www.sec.gov, or free of charge from Realm at https://www.realmtx.com or by directing a request to Realm at ir@realmtx.com. Any voting decision or response in relation to the Acquisition should be made solely on the basis of the Scheme Document.

This Announcement does not constitute a prospectus or a prospectus equivalent document.

Overseas shareholders

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or the United States or who are subject to the laws of another jurisdiction to vote their Scheme Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This Announcement has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Copies of this Announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition.

The availability of the New Essa Shares under the Acquisition to Realm Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are resident (including affecting the ability of such Realm Shareholders to vote their Realm Shares with respect to the Scheme and the Acquisition at the Realm Shareholder Meetings, or to execute and deliver Forms of Proxy appointing another to vote at the Realm Shareholder Meetings on their behalf). Persons who are not resident in the United Kingdom or the United States or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Scheme Document.

Notice to U.S. investors in Realm

The Acquisition relates to shares of an English company and is proposed to be effected by means of a scheme of arrangement under English law. An acquisition effected by means of a scheme of arrangement is not subject to any proxy solicitation or tender offer rules under the US Securities Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules.

The New Essa Shares to be issued under the Scheme have not been registered under the US Securities Act, or with any securities regulatory authority or under the securities laws of any state or other jurisdiction of the United States. The New Essa Shares are expected to be issued in the United States in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

Following prospective sanction by the High Court of the Acquisition and the issuance of the New Essa Shares, such shares may be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States without registration under the US Securities Act by all non-affiliates of Realm. Affiliates of Realm or Essa must either have their shares registered for sale with the US Securities and Exchange Commission or qualify for an exemption from registration under the US Securities Act in order to resell New Essa Shares owned by them.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10) thereunder, Realm will advise the Court through counsel that it will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Realm Shareholders, at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

The securities to be issued by Essa as consideration pursuant to the Acquisition should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act by persons who receive them under the scheme other than "affiliates" of Realm, and all non-affiliates may resell them following issuance without restriction under the US Securities Act. Affiliates of Realm must comply with restrictions on sale set forth in subsection (d) of Rule 145 promulgated under the US Securities Act, including no sales for the first 90 days following the Effective Date and limitations as to volume and manner of sale thereafter, unless such securities have been registered under the US Securities Act or qualify for another exemption from registration, including Regulation S, which permits such securities to be traded on the TSX-V. Affiliates of Essa following the Effective Date are subject to additional restrictions on sale of such securities, including as to volume and manner of sale, under Rule 144, unless such securities have been registered for resale under the US Securities Act or the disposition qualifies under another exemption from the US Securities Act. It may be difficult for US Realm Shareholders to enforce their rights and claims arising out of the US federal securities laws, since Essa and Realm are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US Realm Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment. Realm Shareholders in jurisdictions other than the United Kingdom and the United States should familiarise themselves with what, if any resale restrictions may apply to them in respect of the New Essa Shares being issued to them and are urged to otherwise consult with legal, tax and financial advisers in connection with the Acquisition

None of the securities referred to in this Announcement has been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Announcement. Any representation to the contrary is a criminal offence in the United States.

U.S. Realm Shareholders and Realm ADS Holders also should be aware that the Acquisition contemplated herein may have tax consequences to them in the United States. U.S. Realm Shareholders and Realm ADS Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

Warning Concerning Forward-Looking Statements

All statements included in this Announcement, other than statements or characterisations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 21E of the U.S. Exchange Act, other securities laws and are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Whenever the document uses words such as, without limitation, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may,” “predict,” “could,” “seek,” “forecast” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the Acquisition, the anticipated effectiveness of the Acquisition and the timing thereof; statements concerning future drug development plans and projected timelines for the initiation and completion of preclinical and clinical trials of Essa; the potential for the results of ongoing preclinical or clinical trials and the efficacy of the drug candidates of Essa; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the future financial performance, results of operations or sufficiency of capital resources to fund its operating requirements, and any other statements that are not statements of historical fact. These forward-looking statements are based upon Realm’s or, where relevant, Essa’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur.

Realm Shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those expressed or implied by these forward-looking statements. Important risk factors that may cause Realm’s or Essa’s actual results to differ materially from these forward-looking statements include, but are not limited to: (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of requisite approvals by Realm Shareholders, and the sanction of the Scheme by the Court, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (3) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on Acquisition-related issues; (5) potential litigation relating to the Acquisition; (6) unexpected costs, charges or expenses resulting from the Acquisition; (7) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition; (8) Essa may require substantial capital in the future to fund its operations and research and development; (9) Essa’s ability to continue to fund and successfully progress internal research and development efforts and to create effective, commercially-viable drugs; and (10) the fact that Essa’s compounds may not successfully complete pre-clinical or clinical testing, or be granted regulatory approval to be sold and marketed in the United States or elsewhere.

The information contained in Realm’s annual report for the year ending 31 December 2018 distributed to shareholders and its filings with the SEC, including in its annual report on Form 20-F for the year ended 31 December 2018, identifies other important factors that could cause actual results to differ materially from those stated in or implied by the forward-looking statements in this Announcement. Realm’s filings with the SEC are available on the SEC’s website at www.sec.gov and its annual report previously distributed to shareholders is available at www.realmtx.com. You should not place undue reliance upon forward looking statements. Except as required by law, Realm does not intend to update or change any forward looking statements as a result of new information, future events or otherwise.

APPENDIX

EXPECTED TIMETABLE OF PRINCIPAL EVENTS RELATED TO THE ACQUISITION

Event	Time/date(1)
Realm ADS Voting Record Time	5.00 p.m. (New York) on 30 May 2019
Latest time for receipt of ADS Voting Instruction Cards for the Realm Shareholder Meetings	10.00 a.m. (New York) on 17 June 2019
Latest Time for Realm ADS Holders to cancel out of the Realm ADS Programme and receive Realm Shares ahead of the Scheme Voting Record Time	10.00 a.m. (New York) on 18 June 2019
Latest time for lodging Forms of Proxy for use at the Court Meeting (BLUE Form of Proxy)	10.30 a.m. on 20 June 2019(2)
Latest time for lodging Forms of Proxy for use at the General Meeting (Yellow Form of Proxy)	10.40 a.m. on 20 June 2019(3)
Scheme Voting Record Time	6.30 p.m. on 20 June 2019(4)
Court Meeting	10.30 a.m. on 24 June 2019(5)
General Meeting	10.40 a.m. on 24 June 2019(6)

The expected date of the Court Hearing to sanction the Scheme and each of the other dates and times set out below will depend, among other things, on the date on which the Conditions to the Scheme and the Acquisition are satisfied or, if capable of waiver, waived.

Event	Time/date(1)
Court Hearing to sanction the Scheme	27 June 2019
Scheme Record Time	6.00 p.m. on 28 June 2019
Effective Date of the Scheme	2 July 2019 (7)
Issue of New Essa Shares	2 July 2019 (7)
Listing of New Essa Shares on TSXV and Nasdaq	2 July 2019 (7)
Long Stop Date	31 July 2019(8)

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Unless otherwise noted, all references in this timetable to times are to times in London.

(1)	These times and dates are indicative only and will depend, amongst other things, on the dates upon which: (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme; and (iii) a copy of the Court Order is delivered to the Registrar of Companies. Realm will give notice of any change(s) by issuing an announcement.

(2)	It is requested that blue Forms of Proxy for the Court Meeting be lodged not later than 10.30 a.m. on 20 June 2019 or, if the Court Meeting is adjourned, not later than 48 hours before the time appointed for the holding of the adjourned meeting. However, blue Forms of Proxy not so lodged may be handed to the Chairman of the Court Meeting before the start of the Court Meeting.

(3)	Yellow Forms of Proxy for the General Meeting must be lodged not later than 10.40 a.m. on 20 June 2019 in order to be valid or, if the General Meeting is adjourned, not later than 48 hours before the time appointed for the holding of the adjourned meeting. Yellow Forms of Proxy cannot be handed to the Chairman of the General Meeting at that meeting.

(4)	If either of the Court Meeting or the General Meeting is adjourned, the Scheme Voting Record Time for the relevant adjourned meeting will be 6.30 p.m. on the date 48 hours (excluding any part of a day that is not a working day) before the date set for the adjourned meeting.

(5)	To commence at 10.30 a.m. or, if later, immediately after the conclusion or adjournment of the Annual General Meeting.

(6)	To commence at 10.40 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(7)	These dates depend, among other things, on the date upon which the Court sanctions the Scheme and the date which the Court Order sanctioning the Scheme is delivered to and, if ordered by the Court, registered by, the Registrar of Companies.

(8)	This date may be extended to such date as Realm and Essa may agree and the Court (if required) may allow.